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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65829

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Global Oak Capital Markets, LLC____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____25 1/2 Legare Street____
(No. and Street)

Charleston	SC	29401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Liebergall	(843) 310-3245	jonathan.liebergall@globaloakcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____FGMK, LLC____
(Name – if individual, state last, first, and middle name)

333 West Wacker Drive - 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009		3968	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Global Oak Capital Markets LLC

Financial Statement and Report of Independent
Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2021

OATH OR AFFIRMATION

I, _____Jonathan Liebergall_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____obal Oak Capital Markets, LLC_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Global Oak Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Oak Capital Markets, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 23, 2022

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

GLOBAL OAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

Assets		
Cash	$	213,664
Accounts receivable		52,500
Total Assets	$	266,164
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	10,175
Total Liabilities		10,175
Members' Equity		255,989
Total Liabilities and Members' Equity	$	266,164

The accompanying notes are an integral part of this financial statement.

1.   Nature of Business

Global Oak Capital Markets LLC, (the "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the following types of business: broker retailing corporate equities, broker retailing corporate debt and private placement of securities.   The Company is also permitted to be an underwriter or selling group participant and has a minimum net capital of $100,000.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

2.   Summary of Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition
FASB Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

The Company recognizes revenue under ASC 606. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

See Report of Independent Registered Public Accounting Firm

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting fees: Underwriting fees are due in accordance with the terms of the executed agreement arising from securities offerings in which the company acts as a participating underwriter. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions. These costs consist primarily of bond counsel fees, bond issuance expense, ratings service fees and other clearing fees. They are recognized in expense at the time the related underwriting revenues are recognized.

Cash

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectable accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2021.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. As such, it does not pay taxes. Members are taxed individually on their share of Company earnings for federal and for state income tax purposes.

Leases

The Company recognized and measured its leases in accordance with FASB ASC 842, Leases. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases of less than 12 months at lease commencement, which do not include an option to renew or purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost assigned with our short-term leases on a straight line basis over the lease term.

Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2021 through the date that the financial statement was issued, that would require recognition or disclosure in the financial statement.

3. **Financial Instruments with Off-Balance Sheet Risk and Contingencies**

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealer, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of credit default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, accounts receivable, accounts payable and other accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Due to the nature of the industry, revenue is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers.

4. **Liabilities Subordinated to the Claims of General Creditors**

Liabilities subordinated to the claims of general creditors included a subordinated loan of $60,000 from a member. The subordinated loan was approved by FINRA and carries an interest rate of 7%. The subordinated loan was repaid in May 2021. The repayment was approved by FINRA.

See Report of Independent Registered Public Accounting Firm.

5. Capital Requirements

As a registered broker-dealer, Global Oak Capital Markets LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At December 31, 2021, net capital of $203,489 exceeded the required net capital minimum of $100,000 by $103,489. Aggregated indebtedness to net capital was .01 to 1 for 2021.

See Report of Independent Registered Public Accounting Firm.